Exhibit 99.1
Trina Solar Announces Pricing of Follow-on Public Offering of
7,900,000 American Depositary Shares
CHANGZHOU, China, March 19, 2010/PRNewswire-Asia-FirstCall via COMTEX/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, today announced that its follow-on public offering of 7,900,000 American depositary shares, or ADSs, each representing 50 ordinary shares of the Company, was priced at $20.25 per ADS. Trina Solar has granted the underwriters a 30-day option to purchase up to an additional 1,185,000 ADSs.
Trina Solar will receive net proceeds of approximately $152.6 million, or $175.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. Trina Solar intends to use the net proceeds from the offering to expand manufacturing facilities for the production of PV cells and modules, for research and development purposes, including the expansion of its research and development center, and for downstream projects and general corporate purposes. The Company’s management will retain broad discretion over the use of proceeds, and the Company may ultimately use the proceeds for different purposes than what it currently intends.
Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Barclays Capital Inc. are acting as bookrunners of this offering.
This offering is being made under Trina Solar’s registration statement on Form F-3 filed with the Securities and Exchange Commission on July 27, 2009. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and preliminary prospectus supplement are available from the SEC website at: http://www.sec.gov.
Copies of the prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, telephone: +1 (800) 221-1037, Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: +1 (212) 902-1171, and Barclays Capital Inc., c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: +1 (888) 603-5847.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide.

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the period of time for which its current liquidity will enable the Company to fund its operations; general economic and business conditions; the volatility of the Company’s operating results and financial condition; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.
For further information, please contact:
Trina Solar Limited
Terry Wang, CFO
Phone: + (86) 519-8548-2009 (Changzhou)
Thomas Young, Director of Investor Relations
Phone: + (86) 519-8548-2009 (Changzhou)
Email: ir@trinasolar.com